UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ablynx NV

(Name of Subject Company (Issuer))

Sanofi

(Name of Filing Persons (Offeror))

Ordinary Shares, no par value

American Depositary Shares, each of which represents one Ordinary Share

(Title of Class of Securities)

BE0003877942 (Ordinary Shares)

00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A

*	In accordance with General instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On January 29, 2018, Sanofi, a company under the laws of France, with its registered office at 54 rue La Boétie, 75008 Paris, France, announced its intention to launch a voluntary public takeover bid in cash for all outstanding ordinary shares (the “Shares”), American Depositary Shares issued by J.P. Morgan Chase Bank, N.A., acting as depositary, warrants to acquire Shares and 3.25% senior unsecured convertible bonds due May 27, 2020 of Ablynx NV, a limited liability company (naamloze vennootschap) under the laws of Belgium.

This filing relates solely to preliminary communications made before the commencement of the tender offer.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated January 29, 2018

99.2	Investor Presentation, dated January 29, 2018

99.3	Social media content issued by Sanofi on January 29, 2018